Exhibit 99.1

FOR IMMEDIATE RELEASE

GENFIT Announces Closing of Global Offering and Full Exercise of Underwriters’ Option to Purchase Additional American Depositary Shares

Global Offering Gross Proceeds Totaling to $155.4 Million

Lille (France), Cambridge (Massachusetts, United States), March 29, 2019 – GENFIT SA (Euronext: GNFT – ISIN: FR0004163111) (“GENFIT” or the “Company”), a French biopharmaceutical company focused on discovering and developing drug candidates and diagnostic solutions targeting liver diseases, in particular those of metabolic origin, today announced the closing of its previously announced global offering to specified categories of investors of an aggregate of 7,647,500 new ordinary shares, comprising an offer of 7,147,500 ordinary shares in the form of American Depositary Shares, each representing one ordinary share (“ADSs”), at a public offering price of $20.32 per ADS (the “ADS Offering”), and a concurrent private placement of 500,000 ordinary shares in Europe (including France) and countries outside of the United States at the corresponding offering price of €18.00 per ordinary share (the “European Private Placement,” and together with the ADS Offering, the “Global Offering”). The number of shares issued in the ADS Offering includes an additional 997,500 ADSs issued upon the full exercise by the underwriters for the Global Offering (the “Underwriters”) of their option to purchase additional ADSs (the “Underwriters’ Option”). Aggregate gross proceeds of the Global Offering, before deducting underwriting discounts and commissions and offering expenses payable by the Company, were approximately $155.4 million. All of the ADSs and ordinary shares in the Global Offering were offered by GENFIT.

GENFIT’s ordinary shares are listed on Euronext Paris and its ADSs are listed on the Nasdaq Global Select Market, each under the symbol “GNFT.” The ADSs began trading on the Nasdaq Global Select Market on March 27, 2019.

SVB Leerink and Barclays acted as joint global coordinators for the Global Offering and joint bookrunners for the ADS Offering. Roth Capital Partners and H.C. Wainwright & Co. acted as co- managers for the ADS Offering. Bryan, Garnier & Co. Limited and Natixis acted as joint bookrunners for the European Private Placement.

A registration statement relating to these securities has been filed with, and declared effective by, the U.S. Securities and Exchange Commission (“SEC”). The registration statement can be accessed through the SEC’s website at www.sec.gov. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com 1

ABOUT GENFIT

GENFIT is a biopharmaceutical company focused on discovering and developing drug candidates and diagnostic solutions targeting liver diseases, in particular those of metabolic origin, and hepatobiliary diseases. GENFIT concentrates its R&D efforts in areas of high unmet medical needs corresponding to a lack of approved treatments. GENFIT’s lead proprietary compound, elafibranor, is a drug candidate currently being evaluated in one of the most advanced Phase 3 studies worldwide (RESOLVE-IT) in nonalcoholic steatohepatitis, or NASH, considered by regulatory authorities as a medical emergency because it is silent, with potentially severe consequences, and with a prevalence on the rise. Elafibranor has also obtained positive preliminary results in a Phase 2 clinical trial in primary biliary cholangitis, or PBC, a severe chronic liver disease. As part of its comprehensive approach to clinical management of NASH patients, GENFIT is conducting an ambitious discovery and development program aimed at providing patients and physicians with a blood-based test for the diagnosis of NASH, i.e. non-invasive and easy-to-access. With facilities in Lille and Paris, France, and Cambridge, MA (USA), the Company has approximately 150 employees.

GENFIT is a public company listed on the Nasdaq Global Select Market in the United States (Nasdaq: GNFT) and in compartment B of Euronext’s regulated market in Paris (Euronext: GNFT - ISIN: FR0004163111).

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com 2